August 4, 2008

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20529

Dear Mr. Nolan:

We acknowledge receipt of your letter dated July 14, 2008. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2007 and Form 10-Q for quarter ended March 31, 2008 File No. 0-13818.

Form 10-K for the Period Ended December 31, 2007

Exhibit 13.1. The Corporation’s Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23. Retained interests on transfers of financial assets, page 115

1. We refer to the third paragraph on page 15, and related discussion on page 9 of Management's Discussion and Analysis, that states in December 2007 the Company completed a recharacterization of certain on-balance sheet securitizations recorded as secured borrowings to permit their recognition as sales under SFAS 140. Please provide us with the following information regarding this transaction that removed from the 2007 financial statements $3.2 billion of mortgages loans and $316 million of impaired loans:

Management comments
Presented below is our response to each of the questions related to the recharacterization of certain on-balance sheet securitizations recorded as secured borrowings to permit the recognition of such securitizations as sales under SFAS 140:

            *   The analysis you performed to conclude that the securitizations, formerly recorded as secured borrowings, now qualify as true sales through the removal of the four discretionary servicer and residual holder provisions from the pooling and servicing agreements. Consider in your response:

            *   The conditions for sale accounting for transfers of financial assets in paragraph 9 of SFAS 140 and related implementation guidance in paragraphs 27 to 34 of SFAS 140.

Management comments
As indicated in our 2007 Annual Report on Form 10-K,   during the period from 2001 to 2006, the Corporation, through its subsidiary Equity One, Inc. (“Equity One”), conducted twenty-one mortgage loan securitizations which did not qualify for sale accounting treatment under the provisions of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”) and thus were treated as “on-balance sheet” securitizations for accounting purposes prior to December 2007. In December 2007, the Corporation completed the recharacterization of 16 of the 21 transactions to “off-balance sheet” accounting treatment.

At inception of the subject securitizations, Equity One transferred loans (financial assets) to trust funds that were not qualifying special purpose entities, as defined in SFAS 140 (“QSPEs”). Equity One included certain provisions in the underlying Pooling and Servicing Agreements (“PSAs”) that caused the related securitization trust funds to fail to qualify as QSPEs.  A representative sample of these provisions (“Discretion Provisions”) is highlighted (underlined) and attached to this letter as Exhibit A.

The aforementioned Discretion Provisions caused the related securitization trusts to fail to comply with the condition of paragraph 35(d) of SFAS 140 which prohibits QSPEs from selling or otherwise disposing of noncash financial assets   except in automatic response to specific conditions. However, all other conditions of paragraph 35 to   qualify the trust funds as QSPEs were met on the initial transfer date including the limits on permitted activities, distinction from the transferor, and the limits on what  a QSPE may hold.

On the initial transfer date, Management also evaluated paragraph 9 of SFAS 140. Management concluded that the condition of paragraph 9(a) was met for which it obtained “true sale” and “non-consolidation” legal opinions from outside legal counsel for each individual transaction which supported the conclusion that the transferred assets were isolated and put beyond the reach of the transferor and its creditors. Except for the Discretion Provisions mentioned above and highlighted in Exhibit A, which prohibited QSPE accounting treatment under paragraph 9(b) and provided effective control over transferred assets under paragraph 9(c), no other conditions precluded compliance with the requirements. Holders of the beneficial interests (certificateholders) had the right to pledge or exchange their beneficial interests received.

As explained on pages 9 and 10 of the Corporation’s 2007 Annual Report, as part of the PFH restructuring plan, which included exiting the mortgage origination business at PFH, Management reevaluated its intent as to certain loans and securitization transactions and determined to recharacterize the accounting treatment of the subject transactions. The recharacterization was also intended to help in improving the capital ratios of the Corporation and in providing a better portrayal of the maximum risk of loss to the Corporation as explained subsequently in Management’s response to question 2 of this letter.

In order to achieve the desired recharacterization to off-balance sheet treatment, Equity One and the other applicable transaction parties amended the related PSAs during the fourth quarter of 2007 to delete the Discretion Provisions (the “Amendments”), which in turn had the effect of causing the related securitization trust funds to meet all of the conditions set forth in paragraphs 35(a) through 35(d) of SFAS 140 and, thereby qualify as QSPEs.  Once the subject trust funds had been converted to QSPEs, they could no longer be consolidated and, as a result, the trust funds’ assets needed to be moved off-balance sheet. Paragraph 46 of SFAS 140 provides that a QSPE may not be consolidated in the financial statements of a transferor or its affiliates. In addition, at the time of the Amendments, Management evaluated all other conditions in paragraph 9 of SFAS 140 and related implementation guidance in paragraphs 27 to 34 of SFAS 140 and concluded that all of the conditions for sale accounting set forth in paragraph 9 of SFAS 140 were met. The requirements of Paragraph 9(b) were met given that the trust funds are considered QSPEs and the beneficial interests (certificateholders) have the right to pledge or exchange their beneficial interests received.  The requirements of Paragraph 9(c) were met given that the transferor does not have the ability to unilaterally cause the trust to return specific assets. Finally, in connection with the original closing of each of the subject transactions, Equity One obtained legal opinions from outside counsel that each transaction constituted a “true sale” for state law purposes; the subject transactions were also treated as sales for federal and state income tax purposes. After consideration of the Amendments to the PSAs, the original “true sale”opinions remained applicable.

            *   Paragraph 55 of SFAS 140 discusses changes in circumstances whereby the transferor regains control of the assets previously sold because the conditions in paragraph 9 of SFAS 140 are not met but does not provide for a recharacterization of a secured borrowing as a sale transaction.

Management comments
Management agrees that Paragraph 55 of SFAS 140   only addresses changes in circumstances whereby the transferor regains control of the assets previously sold because the conditions in paragraph 9 of SFAS 140 are not met. Management believes that this paragraph is addressing a very specific situation once sale accounting has been achieved through a QSPE and should not be interpreted that sale accounting cannot be achieved when the circumstances initially preventing sale or off-balance sheet treatment are eliminated. For example, in a plain vanilla transfer of whole loans where a transferor complies with all SFAS 140 paragraph 9 criteria except that it retains a two-year call option that provides the transferor the ability to unilaterally cause the holder to return the transferred assets, the transaction would be recorded at inception as a secured borrowing (financing). Under this fact pattern, upon the expiration of the call option two-year period that transaction would comply with the SFAS 140 sale criteria and recording such transaction as a sale would be appropriate. Similarly, SFAS 140 paragraph 15c allows a debtor (transferor) that defaults under the terms of a secured contract to derecognize the pledged assets and the secured party (transferee) to recognize the collateral as its asset. Management has evaluated the guidance in paragraphs 55 and 15 and believe that a continuous accounting evaluation of the status of financial assets transfer transactions is appropriate under SFAS 140 financial-components approach.

Management believes that the Amendments made at the recharacterization date caused the related trust funds to qualify as QSPEs, and thereby becoming ineligible for consolidation. Management also believes that sale or off-balance sheet accounting treatment was appropriate.

            *   Tell us and discuss in future filings the nature and extent of the consideration received by the Company, other than the beneficial interests retained, that permitted the recognition of sale accounting in accordance with paragraph 9 of SFAS 140.

Management comments
On the closing date for each of the subject transactions, the Corporation, through its subsidiaries, received cash for the sold loans in addition to the residual beneficial interest in the related trust fund.  Upon the recharacterization, the Corporation retained the residual beneficial interests and was not obligated to return to the related trust funds any of the cash proceeds previously received at the related closings.  In addition, from an accounting perspective, the recharacterization had the effect of releasing the Corporation from  its securitization related liabilities to the related trust funds.

 Management will evaluate the disclosure in the 2008 Annual Report on Form 10-K to add what is stated in the paragraph above.

            *   Tell us if the amendments to the pooling and servicing agreements that were authorized by the Company and the trustees of the securitization trusts:

                        *   Resulted in increased risks to the certificateholders of the mortgage backed securities.

Management comments
The Amendments did not result in increased risks to the related certificateholders as the amended provisions of the PSAs did not affirmatively entitle certificateholders to any concrete rights or benefits: they were by their nature “discretionary” provisions and may never have been exercised. As required by the related PSAs, outside legal counsel to the Corporation delivered a legal opinion to the effect that the Amendments would not adversely affect in any material respect the interests of any of the related certificateholders.

                        *   Required the approval of the certificateholders covered by the related pooling and servicing agreements.

Management comments
The terms and conditions of the PSAs allow for amendments without the consent of the certificateholders if the amendments are related to matters or questions arising under the agreements, provided that any such revisions shall not be inconsistent with the provisions of the agreements, and legal counsel provides an opinion to the effect that such amendment will not adversely affect in any material respect the interest of any certificateholders. The Corporation obtained an outside legal opinion, which among other considerations, indicated that each Amendment (a) is authorized or permitted under the PSA related to such Amendment, and (b) will not adversely affect in any material respect the interest of any certificateholders covered by the related PSA. Therefore, the Amendments did not require certificateholders’ consent. The Corporation also assessed and concluded that any future amendment that could be viewed as significant will require approval by the certificateholders.

            *   Tell us the basis for recording as a sale the $316 million of impaired loans and the $68 million of OREOs that were transferred to the securitization trust considering any contractual conditions or related contemporaneous agreements that require the Company to:

                        *   Repurchase non-performing assets transferred to the QSPE.

                        *   Substitute non-performing loans and OREOs transferred to the QSPE for similar performing mortgages in the Company's on-balance sheet portfolio.

                        *   Reimburse the QSPE for costs incurred related to the disposition of the non-performing loans.

                        *   Incur in credit enhancements such as cash collateral accounts to investors for reimbursement of chargeoffs of uncollectible loans.

Management comments
The agreements established at the original transfer date relevant to each recharacterization transaction did not include contractual conditions or related contemporaneous agreements that require the Corporation to:

                        *   Repurchase non-performing assets transferred to the QSPE.
                        *   Substitute non-performing loans and OREOs transferred to the QSPE for similar performing mortgages in the Company's on-balance sheet portfolio.
                        *   Reimburse the QSPE for costs incurred related to the disposition of the non-performing loans.
                        *   Incur in credit enhancements such as cash collateral accounts to investors for reimbursement of chargeoffs of uncollectible loans.

As previously indicated, only performing loans were transferred to the trusts at the original transfer date.

            *   Considering the Company has transferred to the QSPEs non-performing assets and OREOs as part of the recharacterization transaction, please tell us your consideration of paragraph 41 of SFAS 140 that states the following;

                        *   A QSPE could be permitted to temporarily hold foreclosed financial assets.

Management comments
SFAS 140 in paragraphs 35(c)(5), 41 and 186 allow in certain instances a QSPE to temporarily hold non-financial assets as such assets are inherent to the financial assets transferred at the securitization date, are necessary in connection with fiduciary responsibilities to beneficial interest holders and are held temporarily as a result of collecting or attempting to collect some of the financial assets legally transferred to the trust.

As per SFAS 140 definition of a transfer [1], the Corporation’s transfer of the financial assets or loans occurred at the respective securitization dates between 2001 and 2006 when the loans were put initially into the securitization trusts. At the transfer of the noncash financial assets or loans to the trust funds at the securitization date, the Corporation did not transfer any non-performing loans or OREO assets. The OREO assets held by the subject trust funds were obtained in connection with the collection of financial assets held by the trusts subsequent to the inception of the trusts for the benefit of the certificateholders, resulting from foreclosures on securitized mortgage loans that constituted trust assets prior to the recharacterization. The OREOs are held temporarily by the QSPE pending their liquidation in accordance with the relevant provisions of the applicable PSA. On the recharacterization date, the Corporation did not transfer any non-performing loans or OREO assets to the existing trust funds.

[1] SFAS 140 defines a transfer as “The conveyance of a noncash financial asset by and to someone other than the issuer of that financial asset. Thus, a transfer includes selling a receivable, putting it into a securitization trust, or posting it as collateral but excludes the origination of that receivable, the settlement of that receivable, or the restructuring of that receivable into a security in a troubled debt restructuring.”

                        *   An entity cannot be a QSPE if it receives from a transferor significant secured financial assets that are likely to default with the expectation that it will foreclose on and profitably manage the secured nonfinancial asset.

Management comments
As indicated in the previous comments, the transfer of the financial assets occurred at securitization date for each subject trust created between 2001 and 2006.

The non-performing loans likely to default that are part of the subject QSPEs’ assets have always been and will continue to be managed in accordance customary mortgage servicing practices under the terms of the applicable PSAs.  The proceeds received from OREO sales have always been and will continue to be   distributed strictly in accordance with the cash flow waterfall provisions of the applicable PSAs.  The transferred assets have never been and will not in the future be foreclosed upon by the subject QSPEs for the purpose of actively managing the underlying properties with the intention of generating a profit.  As previously indicated, at the original transfer date each trust met the conditions of paragraph 35 as to limits on permitted activities for it to qualify as a QSPE.   The QSPEs’ ability to engage in such “active, for-profit management” of OREOs is limited by the provisions of the applicable PSAs, which require the Servicer to follow customary servicing practices and act in the best interest of all certificateholders when managing and disposing of non-performing loans and OREOs.

2. We refer to second full paragraph on page 10. Considering the extent of subprime loans, nonperforming loans and OREOs removed from the financial statements of the company as a result of the SFAS 140 recharacterization of the securitizations as off-balance sheet sales, please tell us and discuss in future filings why the Company considers this recharacterization as a sale:

            *   Provides investors with a better portrayal of the legal rights and obligations related to these transactions; and

            *   Will allow investors to better assess their economic impact on the Corporation’s financial condition.

Management comments
Before the recharacterization was completed the securitizations were treated as on-balance sheet securitizations with the underlying loans presented in the Corporation’s financial statements amounting to $3.2 billion and secured borrowings amounting to $3.1 billion. However, the maximum risk to the Corporation was limited to the amount of overcollateralization in each subject transaction (effectively, the value of the residual beneficial interest retained by the Corporation). After a subject transaction’s overcollaterization is reduced to zero, the risk of loss on the securitized mortgage loans is entirely borne by the non-residual certificateholders.  However, by reflecting the loans as “owned” by the Corporation, investors could have viewed the Corporation’s credit exposure to this portfolio as significantly larger than it actually was. Management tried to portray this risk through additional disclosures in the Corporation’s filings. Please refer to the MD&A section “Overview of Mortgage Loan Exposure” included in the Corporation’s Form 10-Q for the quarter ended September 30, 2007. Notwithstanding these disclosures, Management found investors confused by the notion that although the Corporation had $3.2 billion in loans on its books, the maximum exposure to the Corporation was the “overcollaterization”. Recharacterization of these transactions as sales eliminates the loans from the Corporation’s books and therefore better portrays the Corporation’s legal rights and obligations in these transactions.

Besides the servicing rights and related assets associated with servicing the trust assets, such as servicing and escrow advances, after the recharacterization transaction the Corporation only holds in its accounting records the residual interests that are accounted at fair value and which represent the maximum risk of loss to the Corporation. The residual interests recognized in the Corporation’s accounting records upon completion of the recharacterization amounted to approximately $38 million.

Management will include additional disclosures in the 2008 Annual Report on Form 10-K to clarify the considerations above.

Popular, Inc. hereby acknowledges that:

            *   We are responsible for the adequacy and accuracy of the disclosure in the filings;
            *   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
            *   Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

/s/ Jorge A. Junquera

Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer

EXHIBIT A

The highlighted (underlined) provisions below constitute the “Discretion Provisions” referred to in the letter.

SECTION 3.11. Realization Upon Defaulted Loans; Repurchase and Sale of Certain Loans.
The Servicer shall use reasonable efforts to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments.  In connection with such foreclosure or other conversion, the Servicer shall follow such practices and procedures as it shall deem necessary or advisable, in its sole discretion, and as shall be normal and usual in its general mortgage servicing activities and meet the requirements of the insurer under any Required Insurance Policy;provided, however, that the Servicer shall not be required to expend its own funds in connection with any foreclosure or towards the restoration of any property unless it shall determine (i) that such restoration and/or foreclosure will increase the proceeds of liquidation of the Loan after reimbursement to itself of such expenses and (ii) that such expenses will be recoverable to it through Liquidation Proceeds (respecting which it shall have priority for purposes of withdrawals from the Certificate Account).  The Servicer shall be responsible for all other costs and expenses incurred by it in any such proceedings; provided, however, that it shall be entitled to reimbursement thereof from the liquidation proceeds with respect to the related Mortgaged Property, as provided in the definition of Liquidation Proceeds.  If the Servicer has knowledge that a Mortgaged Property which the Servicer is contemplating acquiring in foreclosure or by deed in lieu of foreclosure is located within a one mile radius of any site with environmental or hazardous waste risks known to the Servicer, the Servicer will, prior to acquiring the Mortgaged Property, consider such risks and only take action in accordance with its established environmental review procedures.

With respect to any REO Property, the deed or certificate of sale shall be taken in the name of the Trustee for the benefit of the Certificateholders, or its nominee, on behalf of the Certificateholders.  The Trustee’s name shall be placed on the title to such REO Property solely as the Trustee hereunder and not in its individual capacity.  The Servicer shall ensure that the title to such REO Property references this Agreement and the Trustee’s capacity thereunder.  As described more fully below, the Servicer shall have the sole discretion to determine whether an immediate sale of an REO Property or continued management of such REO Property is in the best interest of the Certificateholders.  In order to facilitate sales of REO Properties by the Servicer, upon the Servicer’s request, the Trustee shall promptly provide the Servicer with appropriate limited durable powers of attorney or such other documentation as may reasonably be required by the Servicer or purchasers of REO Properties to consummate such sales.  Pursuant to its efforts to sell such REO Property, the Servicer shall either itself or through an agent selected by the Servicer protect and conserve such REO Property in the same manner and to such extent as is customary in the locality where such REO Property is located and may, incident to its conservation and protection of the interests of the Certificateholders, rent the same, or any part thereof, as the Servicer, in its sole discretion,deems to be in the best interest of the Certificateholders for the period prior to the sale of such REO Property.  The Servicer shall prepare for and deliver to the Trustee a statement with respect to each REO Property that has been rented showing the aggregate rental income received and all expenses incurred in connection with the management and maintenance of such REO Property at such times as is necessary to enable the Trustee to comply with the reporting requirements of the REMIC Provisions.  The net monthly income, if any, from such REO Property shall be deposited in the Certificate Account no later than the close of business on each Determination Date.  The Servicer shall perform the tax reporting and withholding required by Sections 1445 and 6050J of the Code with respect to foreclosures and abandonments, the tax reporting required by Section 6050H of the Code with respect to the receipt of mortgage interest from individuals and any tax reporting required by Section 6050P of the Code with respect to the cancellation of indebtedness by certain financial entities, by preparing such tax and information returns as may be required, in the form required, and delivering the same to the Trustee for filing.

In the event that the Trust Fund acquires any Mortgaged Property as aforesaid or otherwise in connection with a default or imminent default on a Loan, the Servicer shall dispose of such Mortgaged Property prior to the close of the third taxable year of the Trust Fund following the taxable year of the Trust Fund in which the Trust Fund acquired such Mortgaged Property, unless the Trustee shall have been supplied with an Opinion of Counsel (which Opinion of Counsel shall not be at the expense of the Trustee) to the effect that the holding by the Trust Fund of such Mortgaged Property subsequent to such three-year period will not result in the imposition of taxes on “prohibited transactions” of any REMIC hereunder as defined in section 860F of the Code or cause any REMIC to fail to qualify as one or more REMICs at any time that any Certificates are outstanding, in which case the Trust Fund may continue to hold such Mortgaged Property (subject to any conditions contained in such Opinion of Counsel).  Notwithstanding any other provision of this Agreement, no Mortgaged Property acquired by the Trust Fund shall be rented (or allowed to continue to be rented) or otherwise used for the production of income by or on behalf of the Trust Fund in such a manner or pursuant to any terms that would (i) cause such Mortgaged Property to fail to qualify as “foreclosure property” within the meaning of section 860G(a)(8) of the Code or (ii) subject any REMIC to the imposition of any federal, state or local income taxes on the income earned from such Mortgaged Property under Section 860G(c) of the Code or otherwise, unless the Servicer has agreed, in its sole discretion, to indemnify and hold harmless the Trust Fund with respect to the imposition of any such taxes.

The decision of the Servicer to foreclose on a defaulted Loan shall be subject to a determination by the Servicer, in its sole discretion, that the proceeds of such foreclosure would exceed the costs and expenses of bringing such a proceeding.

The proceeds from any liquidation of a Loan, as well as any income from an REO Property, will be applied in the following order of priority:  first, to reimburse the Servicer for any related unreimbursed Servicing Advances and Servicing Fees related to such Liquidated Loan; second, to reimburse the Servicer for any unreimbursed Advances; third, to accrued and unpaid interest (to the extent no Advance has been made for such amount or any such Advance has been reimbursed) on the Loan or related REO Property, at the Adjusted Net Mortgage Rate to the Due Date occurring in the calendar month preceding the month in which such amounts are required to be distributed; and fourth, as a recovery of principal of the Loan.  Excess Proceeds, if any, from the liquidation of a Liquidated Loan will be retained by the Servicer as additional servicing compensation pursuant to Section 3.13.

The Servicer, in its sole discretion, shall have the right to sell any Loan in the Trust Fund as to which the Servicer reasonably believes that default in payment is imminent at a price equal to the Purchase Price.  In addition, the Servicer, in its sole discretion, shall have the right, but not the obligation, to purchase for its own account or for resale as set forth herein from the Trust Fund any Loan that is then still 91 days or more delinquent at a price equal to the Purchase Price.  The Purchase Price for any Loan purchasedor sold hereunder shall be deposited in the Certificate Account and the Trustee, upon receipt of a Request for Release from the Servicer substantially in the form of Exhibit J, shall release or cause to be released to the Servicer the related Mortgage File and shall execute and deliver such instruments of transfer or assignment prepared by the purchaser, in each case without recourse, as shall be necessary to vest in the purchaser any Loan released pursuant hereto and the purchaser shall succeed to all the Trustee’s right, title and interest in and to such Loan and all security and documents related thereto.  Such assignment shall be a sale and assignment outright and not for security.  The purchaser shall thereupon own such Loan, and all security and documents, free of any further obligation to the Trustee or the Certificateholders with respect thereto.